SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC.

401(K) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.,

3800 Howard Hughes Pkwy.,

Las Vegas,

Nevada 89109

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan as of and for the year ended December 31, 2003 is filed as Exhibit 23.1 to this Annual Report.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf on the 28th day of June 2004, by the undersigned hereunto duly authorized.

Index to Financial Statements, Schedules and Exhibits

Financial Statements
Report of Independent Registered Public Accounting Firm
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules
Schedule of Assets (Held at End of Year)
Schedule of Non-exempt Transactions

Exhibit
23.1 – Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN (Registrant)

By:	/s/ ARTHUR I. GOLDBERG	Dated: June 28, 2004
Arthur I. Goldberg Plan Administrator, Senior Vice President, Risk Management and Benefits

By:	/s/ CHRISTOPHER K. PLANT	Dated: June 28, 2004
Christopher K. Plant Plan Administrator, Vice President, Investor Relations and Treasurer

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedules:

Schedule of Assets (Held at End of Year)	9

Schedule of Nonexempt Transactions	10

All other schedules have been omitted as not applicable.

Exhibits:

Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in the net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California

June 22, 2004

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:
Participant-directed investments, at fair value	$24,486,226	$18,067,180
Forfeitures account	338,438	267,652
Cash (money market account)	29,453	—

	24,854,117	18,334,832

Contributions receivable:
Company	480,857	503,811
Participants	22,259	31,608

Total receivables	503,116	535,419

Liabilities:
Excess contribution refunds	(6,881)	—

Net assets available for plan benefits	$25,350,352	$18,870,251

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

Additions:
Participants’ contributions	$3,357,900
Company contributions	1,000,560
Participants’ rollover contributions	402,153
Net appreciation in fair value of investments	3,394,915
Net appreciation in fair value of Pinnacle Entertainment, Inc. common stock	335,602
Interest and dividend income	444,620

Total additions	8,935,750

Deductions:
Benefits paid to participants	2,402,680
Fees	52,969

Total deductions	2,455,649

Net increase	6,480,101
Net assets available for plan benefits:
Beginning of year	18,870,251

End of year	$25,350,352

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and subsidiaries (the “Company”, the “Sponsor” and the “Employer”) and have worked a minimum of 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 1, 2003, the Trustee, recordkeeping and administrative services were transferred to Union Bank of California (“UBOC”). In connection with the transfer to Union Bank, the Plan Sponsor adopted Union Bank’s prototype plan and changed the investment options made available to the participants for their selection (except that the Pinnacle Entertainment, Inc. Common Stock was retained as a fund option). In connection with the adoption of the Union Bank prototype plan, no significant changes were made to the Plan’s terms.

Up to April 30, 2003, MFS Investment Management (“MFS”) was the appointed investment manager. MFS Retirement Services, Inc. provided recordkeeping and administrative services and MFS Heritage Trust Company was the Trustee of the Plan and held the Plan’s assets through April 30, 2003.

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation subject to an IRS dollar limit, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company matches are discretionary. Currently the Company matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary reduction. The Plan also provides for additional discretionary Company contributions. In 2003 the Company’s total discretionary matching contributions were $1,000,560.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined in the Plan. Participants are vested in Company contributions at 20 percent after one year of service and an additional 20 percent each year thereafter until 100 percent vested upon 5 years of service.

Forfeitures

Forfeitures may be used to reduce Company contributions. At December 31, 2003, forfeitures of $338,438 were available.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months, or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with prevailing interest rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2003 range from 5.0% to 10.5%. As of December 31, 2003, loans outstanding were $2,097,647.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent public accountants, may be paid by the Plan. The Company, at its discretion, decided to pay for certain of these administrative expenses on behalf of the Plan. Most investment options have management fees, which reduce the overall return on assets. The net appreciation on investments is reflected inclusive of these fees.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2003 are amounts which may become payable to participants who are not active participants of the Plan.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

Investments are fully participant-directed.

The following presents investments that represent 5 percent or more of the Plan’s net assets available at December 31, 2003.

UBOC Stable Value Fund	$2,951,666
MFS Research International Fund	$1,628,618
Fidelity Advisor Equity Growth Fund	$4,306,367
PIMCO Real Return Bond Fund	$2,448,352
Federated Capital Appreciation Fund	$6,295,047
Barclays Global Investors LifePath 2010 Fund	$1,631,932
Participant Loans	$2,097,647

Net appreciation in the fair value of registered investment companies (mutual funds) was $3,394,915 and net appreciation for Pinnacle Entertainment, Inc. common stock was $335,602 for the year ended December 31, 2003.

The Plan also permits participants to utilize a self-brokerage feature. As of December 31, 2003, only one participant has elected this feature and the balances and types of investments in this account are immaterial to the accompanying financial statements.

NOTE 4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5.	TAX STATUS

The Plan is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code (“IRC”). The Company routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan administrator believes that the Plan and related trust are designed in accordance with applicable sections of the IRC and, accordingly, are exempt from income taxes.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	RELATED PARTY TRANSACTIONS

The trustee and its related entities and the Company are parties-in-interest as defined by ERISA. Certain of the MFS investments are managed by an entity related to the Trustee up to April 30, 2003, as well, participants are permitted to invest in the Company’s common stock.

NOTE 7.	NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2001, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations and, therefore, constitute the lending of monies from the Plan to the Company. These non-exempt transactions are detailed in the attached Schedule II. All monies were deposited to the trust, however, interest incurred on the loans of $1,135 remains outstanding and due as of December 31, 2003.

SCHEDULE I

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-6808603 Plan # 003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of issue	Description	Current value
*	UBOC Stable Value	Common collective interest fund	$2,951,666
*	HighMark Diversified Money Market	Common collective interest fund	309,463
*	MFS Research International Fund	Mutual fund	1,628,618
*	Fidelity Advisor Equity Growth Fund	Mutual fund	4,306,367
*	PIMCO Real Return Bond Fund	Mutual fund	2,448,352
*	PIMCO NFJ Small Cap Value Fund	Mutual fund	178,978
*	Federated Capital Appreciation Fund	Mutual fund	6,295,047
*	Barclays Global Investors LifePath 2010 Fund	Mutual fund	1,631,932
*	Barclays Global Investors LifePath 2020 Fund	Mutual fund	105,485
*	Barclays Global Investors LifePath 2030 Fund	Mutual fund	36,812
*	Barclays Global Investors LifePath 2040 Fund	Mutual fund	68,802
*	Barclays Global Investors LifePath Retirement Fund	Mutual fund	6,534
*	AIM Mid Cap Core Equity Fund	Mutual fund	256,994
*	MFS Value Fund	Mutual fund	504,719
*	AIM Opportunities I Fund	Mutual fund	891,404
*	Pinnacle Entertainment Inc., Common Stock	Common stock 114,796 units	1,069,896
*	Pinnacle Entertainment Inc., Common Stock Liquidity	Common stock liquidity account	1,963
*	Individually Directed Accounts	Participant-directed brokerage account	33,985
*	Participant Loans	Interest at 5.0 to 10.5%	2,097,647
*	Cash (Money Market Account)	Interest-bearing sweep account	29,453

	Total		$24,854,117

*	Identifies a party-in-interest to the Plan.

See notes to financial statements and accompanying auditors’ report.

SCHEDULE II

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-6808603 Plan # 003

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Relationship to Plan, Employer, Or Other Party- In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Amount Loaned	Interest Incurred on Loan
Pinnacle Entertainment, Inc.	Sponsor	Lending of funds from the Plan to the Employer (contributions not timely remitted to the Plan), as follows: Deemed loans dated: January 26, 2001, January 8, 2001, May 7, 2001, May 28, 2001	$75,847	$1,135

See notes to financial statements and accompanying auditors’ report.